Firms

Assessment report on "Guangzhou Montefino Yacht Company Limited's proposed equity transfer involving all shareholders' rights and interests value project"

Fairness Opinion

Suzhou huaming special trial(2019) No. Y003

VIVIC CORPORATION Board of directors:

In view of VIVIC CORPORATION (hereinafter referred to as your company) and Gong Yunguang's proposed equity transfer contract, it is agreed that Gong Yunguang will transfer 100% of his holdings of Guangzhou Montefino Yacht Co., Ltd. (hereinafter referred to as the target company) to your company. Both parties are scheduled to sign a formal contract on April 23, 2019 at a transaction price ofUS$85,000. In this regard, your company entrusted the Suzhou Dongzheng Asset Evaluation Office to evaluate the proposed equity transfer of the target company on March 31, 2019, which involves all the equity value items of shareholders, and issued the evaluation report No. 020 ofthe Su Dongzheng Review [2019]. Your company has entrusted our office to give opinion on the reasonableness of the transaction price. As a reference for the transfer of equity of your company, the audit procedures carried out by our office are summarized as follows:

1) Obtain the assessment report and working draft of "Guangzhou

Montefino Yacht Company Limited's proposed equity transfer involving all shareholders' rights and interests value project" issued by Suzhou Dongzheng Asset Appraisal Firm.

2)

Check the source of the data used and the correlation and reliability of the data.

3) The correctness of the calculation process

4) Assess the consistency of assumptions or methods used

5) Whether the professional knowledge and competence of the assessor are adequate for the assessment, including their educational background, experience and professional certificate acquisition.

6) Obtain an independent statement of experts and assess their independence.

7) Communicate with experts whether the post-period events found by accountants which are different from their original assumptions affect their assessment conclusions.

After reviewing the above evaluation reports and working drafts, in terms of the selection of evaluation methods, the market law is not applicable because there are fewer transactions in the domestic property rights trading market, and the transaction data are difficult to obtain, as well as because of the large individual differences and poor comparability of enterprises. In addition, data on the survival and development of the target company, such as medium-term and long-term planning, future development goals and development strategies, business management and marketing plans, service pricing, human resources and salary standards, cannot be adequately provided by its management. Therefore, it is impossible to infer the future operation of an enterprise.

There are many uncertainties in its profitability and future earnings, and its earnings vary greatly. Therefore, it is also limited to use the earnings method to evaluate it. Since the input cost of the target company's assets can be reliably measured and estimated, and the liabilities can be verified item by item, it is reasonable to evaluate them by cost method.

After the implementation of the asset appraisal procedure, the results of all assets and liabilities that were included in the scope of appraisal on the base day of appraisal are as follows: the value of assets appraisal is 4 million 692 thousand and 400 yuan, the value of liabilities appraisal is 4 million 110 thousand and 400 yuan, the value of net assets appraisal is 582 thousand yuan, and the value of appraisal appreciation is 802 thousand yuan.

Analyzing the evaluation report and the target company providing the base day accounting statement, the evaluation value-added mainly consists of the stock evaluation value-added of 822 thousand yuan and the long-term equity investment evaluation value-added of 20,000 yuan. Among them, the inventory is mainly a 45-foot private yacht with 50% property rights, and the book cost of the asset is 815,300 yuan.

According to the cost method, the replacement cost is determined to be 3 million 845 thousand and 300 yuan, taking into account the comprehensive factors such as replacement cost, comprehensive renewal rate and ship ownership ratio. The overall renewal rate is 85.16%, the property right ratio is 50%, and the evaluation value is 1 million 637 thousand and 300 yuan. On July 4, 2018, the long-term equity investment company invested in Guangzhou Haishanshengshi Yacht Co., Ltd. with a Book investment cost of 20,000 yuan, accounting for 100% of the invested enterprises. The net assets of the invested unit before evaluation were - 475,000 yuan. The assessor assessed the investment as 0 yuan. The results of our firm's review show that there is no significant abnormality in the above assessment.

According to the results of the review in accordance with the procedures listed in the first paragraph, no significant abnormalities were found in the value of the total rights and interests of the shareholders of Guangzhou Montefino Yacht Co., Ltd. on the base day of the evaluation date of the Guangzhou Montefino Yacht Co., Ltd. as confirmed in the evaluation report of " Guangzhou Montefino Yacht Company Limited's proposed equity transfer involving all shareholders' rights and interests value project " issued by the Suzhou Dongzheng Asset Evaluation Firm.

This Opinion is for the purpose stated in paragraph 1 only, and cannot be used for other purposes or for distribution to other persons.

Suzhou Huaming unit (General Partnership) Chinese Certified Public Accountants:

(seal)ChiefAccountant(signature and seal)

Chinese Certified Public Accountants:

China. Kunshan Project Leader(signature and seal)

April 15, 2019

Independence Statement of Experts

I am entrusted with the special audit of the assesment report of " Guangzhou Montefino Yacht Company Limited's proposed equity transfer involving all shareholders' rights and interests value project ", and issue a reasonable opinion.

I stand on an independent, objective and impartial position to issue a statement of reasonableness.

In this regard, I declare that there are no such things as

1.

I or my spouse are currently employed by the entrusted company and Guangzhou Montefino Yacht Co., Ltd. (the target company) for regular work and a fixed salary.

2. I or my spouse who has served as an employee of the entrusted company and the target company but has left the company for less than two years

3. The relationship between the company in which I or my spouse is employed and the entrusted company and the target company is related party relationship.

4. In a spouse or two-parent relationship with the principal or manager of the entrusted company and the target company

5. I or my spouse have an investment or benefit-sharing relationship with the entrusted company and the target company.

6. Visa accountant for the entrusted company and the target company

The production of this reasonableness Opinion has indeed considered the authenticity and legitimacy of the evaluation report, as well as the actual operation status and true value of the target company. It is issued in an objective, fair and detached independent position. I am willing to bear all legal liabilities if it is false.

Suzhou Huaming united certified public accountants (General

Partnership) certified public accountant: Chen Hongyi

project leader (signature and seal)

April 15, 2019